

Mail Stop 3628

March 29, 2006

By Facsimile (303) 792-2035 and U.S. Mail
William M. Right, III
Chairman, CEO and CFO
Donobi, Inc.
3256 Chico Way NW
Bremerton, WA 98312

Re: Donobi, Inc.
        Schedule 14f-1
        Filed on March 20, 2006
        File No. 005-81684

Dear Mr. Right:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14f-1

General

1.   We note that the holders of a majority of the Company's issued and outstanding Common Stock have taken action to approve the terms of the Merger, to amend the Company's Articles of Incorporation to change the name of the Company, as well as to undertake the Reverse Stock Split. In this regard, you disclose that you have accomplished this approval by receiving written consent from a majority of the shares of your Common Stock. Please advise of the basis for your belief that the written consents were not received as a result of a solicitation requiring the filing of a Schedule 14A. Alternatively, explain why you believe that the written consents were received as a result of an exempt solicitation pursuant to Rule 14a-2.

2.   It does not appear that Donobi has filed a Schedule 14C following its written consent to approve the terms of the Merger, to amend the Company's Articles of Incorporation

to change the name of the company, as well as to undertake the Reverse Stock Split. To the extent that you believe that a Schedule 14A was not required to be filed, please explain why you have not filed a Schedule 14C following your written consent. We remind you that in connection with the taking of corporate action by the written consent of security holders, the registrant is required to transmit a written information statement containing the information specified in Schedule 14C. See Rule 14c-2.

3.   Please advise the basis for Donobi's belief that the action to approve the terms of the Merger and to undertake the Reverse Stock Split has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13E-3. For example, will the Merger and/or the Reverse Stock Split cause your Common Stock to be held of record by less than 300 persons?

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

·   the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Andrew I. Telsey
        12835 East Arapahoe Road
        Tower One, Penthouse
        Englewood, Colorado 80112